Exhibit 99.1

SILVERCORP METALS INC (the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of the Company held on September 30, 2022.

Item Voted Upon	Voting Results
Fixing the number of directors of the Company at six	Resolution passed by requisite majority by show of hands. Details of the voting were as follows:
	Total shares voted in favour:	77,278,183 (99.03%)
	Total shares voted against:	757,327 (0.97%)
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by requisite majority by show of hands. Details of the voting were as follows:
		Votes For		Withheld
	Director	Number	Percentage	Number	Percentage
	Dr. Rui Feng	74,978,190	96.08%	3,057,320	3.92%
	Paul Simpson	71,088,697	91.10%	6,946,814	8.90%
	David Kong	71,335,481	91.41%	6,700,030	8.59%
	Yikang Liu	76,896,116	98.54%	1,139,394	1.46%
	Marina Katusa	74,288,517	95.20%	3,746,994	4.80%
	Ken Robertson	76,955,339	98.62%	1,080,171	1.38%
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority by show of hands. Details of the voting were as follows:
	Total shares voted in favour:	100,337,987 (98.46%)
	Total shares withheld:	1,569,104 (1.54%)
Approval of the Company’s share-based compensation plan	Total shares voted in favour:	65,668,791 (84.15%)
	Total shares against:	12,366,717 (15.85%)

Dated: September 30, 2022	SILVERCORP METALS INC.

“Flora Lo”
Flora Lo
Assistant Corporate Secretary